List of Subsidiaries

Name	AgeX Ownership	Country
LifeMap Sciences, Inc.	81.7%	USA
LifeMap Sciences Ltd.	(1)	Israel
ReCyte Therapeutics, Inc.	94.8%	USA

(1) LifeMap Sciences, Ltd. is a wholly-owned subsidiary of LifeMap Sciences, Inc.